PART I of FORM C

X Form C:	Offering Statement
Name of Issuer	Mode Mobile, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	04-23-2015
Physical address of issuer:	One East Erie Street, Suite 525, Chicago, IL 60611
Website of issuer	www.modemobile.com
Is there a co-issuer?	Yes___ No_X_
Name of co-issuer	
Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	00870756
CRD number, if applicable, of intermediary:	315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	DealMaker Securities LLC will receive cash compensation equal to 8% of the aggregate amount raised, along with a one-time advance $15,000 fee for diligence and Form C generation, and $12,000/month for marketing services.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	DealMaker Securities LLC will receive shares of Class AAA Common Stock corresponding to 0.5% of the aggregate amount raised divided by the price of the Securities in the Offering.

Type of security offered:	Class AAA Common Stock
Target number of securities to be offered:	62,500
Price (or method for determining price):	$0.16
Target Offering Amount	$10,000
Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the company
Maximum offering amount (if different from target offering amount):	$4,999,999.91
Deadline to reach the target offering amount:	February 1, 2024
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.	
Current number of employees:	The company currently has 17 full-time employees, 34 full-time contractors, and 5 part-time contractors.

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	$6,890,553	$9,597,467
Cash & Cash Equivalents:	$2,788,854	$1,816,189
Accounts Receivable:	$2,665,837	$6,158,722
Short-term Debt:	$0	$0
Long-term Debt:	$0	$0
Revenues/Sales	$24,947,043	$22,950,934
Cost of Goods Sold:	$10,249,605	$7,849,687
Taxes Paid:	$0	$0

Net Income:	$(2,374,278)	$5,921,153	

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code
X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	Puerto Rico	PR
X	Arizona	AZ		X	Nevada	NV				
X	Arkansas	AR		X	New Hampshire	NH			Alberta	A0
X	California	CA		X	New Jersey	NJ			British Columbia	A1
X	Colorado	CO		X	New Mexico	NM			Manitoba	A2
X	Connecticut	CT		X	New York	NY			New Brunswick	A3
X	Delaware	DE		X	North Carolina	NC			Newfoundland	A4
X	Florida	FL		X	North Dakota	ND			Nova Scotia	A5
X	Georgia	GA		X	Ohio	OH			Ontario	A6
X	Hawaii	HI		X	Oklahoma	OK			Prince Edward Island	A7
X	Idaho	ID		X	Oregon	OR			Quebec	A8
X	Illinois	IL		X	Pennsylvania	PA			Saskatchewan	A9
X	Indiana	IN		X	Rhode Island	RI			Yukon	B0
X	Iowa	IA		X	South Carolina	SC			Canada (Federal Level)	Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				

X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:
☐ None
X Same as the jurisdictions in which the issuer intends to offer the securities.

PART II

OFFERING MEMORANDUM DATED AUGUST [_] 2023



Mode Mobile, Inc.
213 W. Institute Place, Suite 307
Chicago, IL 60610

modemobile.com

Up to $4,999,999.91, or 37,635,296 shares of Class AAA Common Stock, plus up to 59,414,634 "Bonus Shares" available to early investors for no additional consideration*

Target Investment Amount: $10,000

Minimum Investment: $749.92 ($768.67 including the Investor Transaction Fee)◊

Mode Mobile, Inc., a Delaware corporation ("Mode Mobile" "the Company," "we," or "us"), is offering up to $4,999,999.91◊ worth of Class AAA Common Stock. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by April 1, 2024**. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by April 1, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $749.92 worth of shares (4,687 shares)✧.

The purpose of this material change amendment (the "Material Amendment") is to:

- Modify the price of the securities;
- Modify the bonus shares tiers and amounts; and

Modify the minimum investment amount.

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to April 1, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

✧*As of the date of this Offering Circular, there have been 14,673,205 shares sold at a price of $0.80, which was the price per share in effect prior to this Material Amendment. Investors that have invested between the last close of the Offering on June 29, 2023 and the posted US Securities and Exchange Commission ("SEC")'s accepted date and time of this Material Amendment ("SEC Accepted Date"), will have the minimum investment amount of 749.92 waived, and retain the original minimum investment amount of $450 that existed prior to the Material Amendment, but will reflect the new price of $0.16/share for their purchase. These investors will also be eligible to still invest up to $1,500 (or 9,375 shares) and earn an additional 25% bonus shares, see the "Perks" section for more detail.*

◊ *Investors will be required to pay an Investor Fee to the Company ("Investor Transaction Fee") to help offset transaction costs equal to two and one-half percent (2.5%) per investment. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $749.92 minimum investment amount per investor. The Intermediary earns commission on this fee.*

*Investors who are eligible for Bonus Shares may receive up to 156% additional shares, making the effective price paid per share equal to approximately $0.05.

**As of the date of this Offering Memorandum, the Company has already reached the Target Amount.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$749.92	$61.49	$688.43
Investor Fee	$18.75		
Aggregate Maximum Offering Amount	$4,999,999.93	$400,000.00	$4,599,999.93

(1) DealMaker Securities LLC charges commissions of eight percent (8.0%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $15,000 set up fee and $12,000 per month maintenance fee payable to Intermediary, as well as a securities fee consisting of Class AAA Common Stock totaling 0.5% of the aggregate total securities sold in the offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved

by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS   6

RISK FACTORS   20

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES   26

ADVISORY BOARD   26

OWNERSHIP AND CAPITAL STRUCTURE   30

USE OF PROCEEDS   31

FINANCIAL DISCUSSION   31

RELATED PARTY TRANSACTIONS   33

RECENT OFFERINGS OF SECURITIES   33

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY   34

DILUTION   38

REGULATORY INFORMATION   41

INVESTMENT PROCESS   41

THE COMPANY AND ITS BUSINESS

Overview

Mode Mobile, Inc. was founded with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. The Company aims to unlock the full potential of the world's most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people's phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

The Company's Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. In the last two years, Mode has generated nearly $50 million in revenue from advertisers, with 2022 revenue reflecting more than 150x growth from 2019, even while still in beta.

Mode Mobile also offers the Mode EarnPhone which is a smartphone embedded with the Company's EarnOS software for a more integrated and enhanced earnings experience. The Mode EarnPhone has all the specs one would want from a phone – like a triple lens camera, fingerprint and face ID, and a 6.52 inch HD screen, but unlike other smartphones, it was developed to make money for its user. The Mode EarnPhone is available at www.modephone.com and a variety of online retailers in the United States such as Amazon, Walmart, and Best Buy. We are currently growing our subscription channels, as well as partnerships with major telecom carriers, while also turning towards international expansion.

Competitors and Industry

The market for rewards-based mobile apps continues to grow and evolve with numerous companies offering consumers the ability to earn cash-back and rewards for various online activities. Competitors include Fetch Rewards, Ibotta, Rakuten, and Swagbucks. Mode Mobile offers an integrated hardware and software solution, the Mode EarnPhone, that rewards users for everyday mobile activities on their smartphones.

Employees

The company currently has 16 full-time employees, 34 full-time contractors, and 4 part-time contractors.

Regulation

The company, like all internet-based companies, must comply with a variety of state and international laws related to protecting the privacy of its user's online information. These laws include the California Consumer Privacy Act and the General Data Protection Regulation in Europe.

Intellectual Property

The Company has protected its Intellectual Property, which is a key part of its business operations and overall corporate strategy. A summary of its Intellectual Property can be found below:

Name	Status	Number	Filing Date

Earn As You Go	Live	90072702	July 24, 2020
Earn As You Go: Activate Earn Mode	Live	90072727	July 24, 2020
Earn OS	Live	97021733	September 10, 2021
Earn UI	Live	97023073	September 21, 2021
Mode Logo	Live	90815642	July 7, 2022
The Phone that Pays	Live	90823313	July 12, 2021
Earn Mode	Live	97023080	September 21, 2021
Mode Earn App	Live	97177172	December 17, 2021
Earn App	Live	97177401	December 17, 2021
Mode Earn Phone	Live	97178560	December 17, 2021
Mode Earn OS	Live	97181074	December 20, 2021

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

Mode Mobile is a fully remote, U.S.-based company.

Perks

Perks for Mode Mobile Users

Users of the Company's technology will be given the opportunity to receive free shares of the company's Class AAA Common Stock, which is part of this Offering. This offer is limited to 31,250,000 shares of Class AAA Common Stock, or $5,000,000 in total value.

"Users" are defined as individuals who have downloaded the Company's Mode Earn App and have created an account with their email address.

In order to receive the free shares, a User will have to share certain personal information, including name, email address, mailing address, date of birth, and social security number. They will also have to pass a Know Your Client/Anti-Money Laundering verification and sign a subscription agreement.

Tier-Based Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class AAA Common Stock. The percentage of bonus shares available to an investor will change based on how many shares have already been issued through the Offering. The below table indicates the available bonuses percentages for the amount of cumulative shares issued:

Bonus Tier	Time Period	Tranche ($)	Tranche (Shares)	Bonus Shares
Waitlist	From the Last Close until the SEC Accepted Date.	None	None	160%(‡)
Private Live	First one (1) to seven (7) days	None	None	160%
Bonus Tier 1	First eight (8) to twenty-one (21) days	$350,000.00	2,187,500	60%
Bonus Tier 2	First twenty-two (22) to thirty-five (35) days	$450,000.00	2,812,500	50%
Bonus Tier 3	First thirty-six (36) to forty-nine (49) days	$550,000.00	3,437,500	40%
Bonus Tier 4	First fifty (50) to sixty-three (63) days	$650,000.00	4,062,500	30%
Bonus Tier 5	First sixty-four (64) to seventy-seven (77) days	$750,000.00	4,687,500	20%
Bonus Tier 6	First seventy-eight (78) days to April 1, 2024	None	None	10%

Notes on Bonus Tiers:

a) The Waitlist is a group of investors that subscribed in between the period of the launch of the Offering on June 29, 2023 and the last close occurring on the same day ("Last Close"), and were placed on a waitlist. With this Material Amendment the price was changed from $0.08 to $0.16/share. In order to support these investors, the bonus amount available to them is 160% shares.

‡ *Specific to the Waitlist tier investors, there is also a special volume- based bonus with an investment that was made between $450 and $1,500. With the price at $0.16, a Waitlist tier investor that invested between $450 and $1,500, will earn an additional 25% bonus shares based on the volume of the investment. These are in addition to the Waitlist tier-based bonus shares issued.*

The Private Live bonuses begin on the SEC Accepted Date.

The Private Live and Waitlist bonus tiers are only time-based and are limited to the total amount of remaining shares available in this Offering, which is 22,962,091.

b) Bonus Tiers 1-5 are time and tranche based. If a particular tranche is full before the "time period" is over, then the next Bonus Tier is open and available.

c) Bonus Tier 6 ends once the Offering is closed.

d) All time periods end at 11:59pm PST, except Waitlist Bonus Tier. By way of example, "Private Live" begins on the SEC Accepted Date and ends at 11:59pm PST seven days later.

e) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Volume-Based Perks

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages:

Dollar Amount	Shares	Bonus Shares
$1,949.92 or more	12,187 or more	25%
$4,949.92 or more	30,937 or more	50%
$9,949.92 or more	62,187 or more	90%
$24,500.00 or more	153,125 or more	140%
$49,500.00 or more	309,375 or more	190%

The bonuses from the volume-based perks are stackable with the bonus share percentage received from tier-based perks. Therefore, this makes 250% bonus shares the highest percentage bonus shares available to an investor on a single investment. By way of example, the maximum number of bonus shares could be achieved if someone invests $49,500 in the second week (60% time-based bonuses from Bonus Tier 1 + 190% bonus shares from the highest volume-based bonuses).

Same Offering Repeat Investor Perks

Investors can also earn bonus shares if this is their second investment in this Offering. The below table indicates the available bonus percentages:

Dollar Amount	Shares	Time Period	Bonus Shares
$4,949.92 or more	30,937 or more	Investment must occur within 7 days after your first investment in this Offering has closed from Escrow	100%
$9,949.92 or more	62,187 or more	Investment must occur within 7 days after your first investment in this Offering has closed from Escrow	200%

These bonuses are not stackable with any of the above volume-based or tier-based bonuses and are only available one time per investor.

Additionally, if someone invests two (2) or more times in this Offering and the cumulative invested is $1200 or more, they will receive two Mode Earn Phones, one of which will be donated and one of which will be sent to the Investor.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Class AAA Common Stock in the amount of up to $4,999,999.91 in this offering, with a Target Offering Amount of $10,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Competitors may be able to call on more resources than the company.
While the company believes that its platform and product are unique, it is not the only way that its customers and user base can earn supplemental income. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Expansion of our platform to larger number of users will pose challenges
As the number of customers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that are advantageous to the company.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our platform will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of the users of our platform. Further, any significant disruption in service on Mode Mobile or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions

of services or cyber- attacks either on our technology provider or on Mode Mobile could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our user's data could impose liability upon the company
If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include increased cybersecurity and other insurance premiums.

Risks Related to the Securities

Control by few shareholders
A substantial majority of the company's outstanding securities and votes carried by them are held by one shareholder and can therefore control the company. There are no guarantees that the position of this shareholder will always coincide with the opinion and interests of the other shareholders of the company.

Minority Holder; Securities with No Voting Rights
The Class AAA Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our potential issuance of bonus shares may result in a discounted offering price being paid by certain investors in this Offering.
Certain investors may be entitled to bonus shares (effectively a discount) in this Offering. These bonus shares may immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these bonus shares.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class AAA Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The Company may fundraise at a price per share lower than this Offering.
The Company may raise additional capital from accredited investors under Rule 506(c) at a price per share lower than what is available to investors in this Offering. Any capital raised under Rule 506(c) will also result in additional dilution to investors in this Offering.

Our valuation and our offering price have been established internally and are difficult to assess. The company has set the price of its Class AAA Common Stock at $0.16 per share, plus a 2.5% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class AAA Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class AAA Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work. Moreover, as our business

model involves in-person events to promote our products, any disruption to such events due to a public health crises could materially affect our ability to grow our business.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Dan Novaes	CEO	June 2015 – Present	Full-time
Kiran Panesar	CTO	June 2015 – Present	Full-time
Chip Correra	CIO	February 20–3 - Present	Full-time
Justin Hines	General Counsel & Secretary	December 2018 – Present	Full-time
San Phan	Vice President of Finance & Operations	July 2021 – Present	Full-time
Kathy DeKam	Chief People Officer	May 2021 – Present	Full-time
Directors:			
Dan Novaes	Director	June 2015 – Present	N/A
Ross Holdren	Director	February 2021 – Present	N/A
Mark Lawrence	Director	February 2021 – Present	N/A

Dan Novaes, CEO and Director

Current Role at Mode Mobile

Dan co-founded the company with Kiran Panesar and began as CEO in June 2015

Responsible for setting the vision and direction for the company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public.

Additionally, Dan is responsible for building relationships with key partners and vendors, ensuring the Mode Mobile brand is well represented, and the organization is compliant with all applicable laws and regulations. Lastly, he is responsible for creating a culture of excellence throughout the organization and inspiring its team members to reach their highest potential.

Roles Prior to Mode Mobile

20–5 - 2017: Co-Founder & CEO of Nativ Mobile, a mobile application solution company

20–2 - 2015: Co-Founder & CEO of MobileX Labs, an application design & development company

20–5 - 2015: Founder Elekteks, Consumer Electronics Ecommerce & inventor of iFlask, the world's first "smart" flask (featured on Time, Business Insider, Huffington Post, and more)

Dan has followed his entrepreneurial passion throughout his career. From an early age, he used his skills to establish a variety of businesses across international e-commerce, consumer products, and media approaching nearly $100M in revenue. Dan is one of the youngest members of YPO & the Chicago Economic Club. He is a graduate of the Indiana Kelley School of Business.

Kiran Panesar, CTO

Current Role at Mode Mobile

Kiran co-founded the company with Dan Novaes and began as CTO in June 2015

Responsible for leading the development and implementation of technology strategies to ensure the success of the organization. He oversees the development of new technologies and systems that will enhance the users' experience, supports our engineering and product teams, while also focusing on costs and efficiency.

Roles Prior to Mode Mobile

20–5 - 2017: Co-Founder & CTO of Nativ Mobile, an online publishing mobile application solution company

20–2 - 2015: Co-Founder & CTO of MobileX Labs, an application design & development company, with tens of millions of monthly online users (Kiran handled infrastructure)

20–1 - 2012: Co–Founder & Programmer 18daptppt Designs, a software development company for iPhone & gaming applications

Kiran has over 10 years software development experience and is a product and engineering leader with a passion for building cross-functional teams to solve problems. Kiran has a strong track record of successful product launches, including Instaliker, a project that helped millions of people boost their social media following. In a 5-day period, Kiran designed, built, & launched the MVP, which grew into a suite of products sustainably generating 7 figures of lifetime revenue, eventually leading to a successful exit.

Francis "Chip" Correra, CIO

Current Role at Mode Mobile

Chip began as CIO February 1, 2023

Responsible for leading our product and engineering teams, including researching innovative new technologies, developing high-quality products, integrating third parties, and operating our technology platform and products. This includes researching industry trends and user needs, managing product roadmaps, and driving product success. Additionally, he is responsible for identifying and managing technology-related risks and staying abreast of new technology trends and developments.

Roles Prior to Mode Mobile

20–9 - 2023: CTO at Pixability, an ad tech company on YouTube and connected TV

20–7 - 2019: SVP of Data, Engineering, and Delivery at Label Insight, a SaaS company providing insights on food label data (acquired by NielsenIQ)

20–0 - 2017: Founder & CTO at Linkable Networks, a digital advertising & loyalty company (acquired by Collinson Group). Participated in multiple capital fundraising events totaling $40M.

Chip has over 30 years experience directing all aspects of research and development, product engineering, project management, and operations. He participated in successful capital fundraising initiatives & exits exceeding $100M with five of the companies he worked at. Chip is a graduate of the University of Massachusetts, where he obtained a BS in Computer System Engineering.

Kathy DeKam, Chief People Officer

Current Role at Mode Mobile

Kathy began as Chief People Officer on May 4, 2021

Responsible for overall strategic direction & management of all human resources activities to support the organization's goals & objectives, including performance management, talent acquisition, training & development, & team engagement. Additionally, she is responsible for fostering an open & inclusive culture, & supporting diversity & inclusion. Kathy leads the company-wide OKR process and is responsible for leading the IT function, which includes technical support & maintenance for computer hardware, software, networks, systems integration, and development & adherence to IT policies & procedures.

Roles Prior to Mode Mobile

20–0 - 2021: Chief People & Culture Officer at Qualifacts, a SaaS & web-based electronic health record company with 430+ employees in the U.S. & Peru and $70M+ annual revenue

20–5 - 2020: EVP & Chief People & Culture Officer (5 ½ years) and Co-COO (1 ½ years) at Digital Reasoning, an artificial intelligence cognitive computing company with 180+ employees in the U.S., U.K. & Singapore and $38M+ annual revenue. Participated in multiple capital fundraising events totaling $100M, and Smarsh's acquisition of Digital Reasoning.

20–1 - 2015: Director, Human Resources (3 ½ years) and Chief of Staff (6 months) at Video Gaming Technologies, a casino video game developer & manufacturing company with 650+ employees in the U.S. & Mexico and $65M annual revenue. Participated in Aristocrat's acquisition of VGT, resulting in a company with a total of 6,000+ employees in 103 countries & $3B annual revenue.

Kathy is a seasoned Human Resources & Leadership professional with 30+ years of experience in startup to large scale companies ranging from 40 to 8,000 employees & $10M to $1.9B annual revenue. Having spent one-third of her career in senior level operational roles including COO of an American company with 2,100+ employees and $500M+ annual revenue. She has a unique blend of operational & people management expertise. Kathy participated in multiple M&A initiatives, as well as fundraising events generating over $100M. Kathy is a U.S. Navy veteran with six years of service.

Justin Hines, General Counsel & Secretary

Current Role at Mode Mobile

Judd began as General Counsel & Compliance on December 3, 2018

Responsible for corporate governance, corporate compliance, & legal risk management & ensuring the organization upholds the highest standards of professional excellence. Additionally, monitors & reviews legal & regulatory developments to ensure compliance with all applicable laws & regulations, prepares, reviews, & negotiates contracts, agreements, & other legal documents, and advises on company investment initiatives.

Roles Prior to Mode Mobile

20–4 - 2018: General Counsel & Chief Compliance Officer at Hayden Royal an investment banking & finance company with $3B under management

20–0 - 2014: Managing Director at Majestic Capital Advisors, an investment advisory services firm

20–5 - 2010: Director, Macquarie Group, a global financial services company with $600B under management

Judd is an experienced attorney, with over 24 years of experience in legal, compliance, and investment advisory roles, including Senior Associate at Katten Muchin Rosenman, an AmLaw 100, global law firm. He holds a BA in American Studies from Fairfield University and a Juris Doctorate from Emory University School of Law.

San Phan, Vice President of Finance & Operations

Current Role at Mode Mobile

San began as VP Finance on June 23, 2021 and assumed additional responsibilities and was named VP Finance & Operations in February 2023.

Responsible for overseeing the company's financial planning and analysis, accounting, financial reporting, and business operations. Additionally, San also leads the analytics, fraud, and customer operations teams, and drives strategic projects across the company.

Roles Prior to Mode Mobile

20–8 - 2021: Director, Strategic Finance (2020-2021) and Director, Financial Planning & Analysis (2018-2020) at Epic Games, an interactive video gaming company. Participated in multiple capital fundraising events totaling $4B.

20–7 - 2018: Senior Director, Strategy & Business Intelligence at Activision Blizzard, a developer & distributor of interactive entertainment systems

20–5 - 2017: Director, Equity Research, Internet, & Interactive Gaming at Mizuho Americas, an investment bank

San is an experienced leader, with over 20 years of experience in the technology sector. He started his career as a management consultant for PricewaterhouseCoopers, worked at Morgan Stanley as a technology project manager and strategic sourcing manager, and previously held equity analyst positions at two investment banks, Mizuho Americas and BMO Capital Markets. He was instrumental in successful capital raises totaling more than $4B at Epic Games. San holds a BSE in Civil Engineering Systems from the University of Pennsylvania and an MBA in Finance & Value Investing from Columbia Business School.

Ross Holdren, Director

Ross has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Ross currently serves as the CEO of Dose, a position he has held since February 2019. Ross has also been on the Board of Directors of Dose since August 2018. Ross is also a Principal at Garland Capital Group, where he has been since July 2013. Ross holds a Bachelor of Science in Business Administration from College of Charleston and a Master in Business Administration from INSEAD.

Mark Lawrence, Director

Mark has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Mark is the Founder and CEO of SpotHero, a position he has held since October 2010. Mark holds a Bachelor of Science in Finance and a Bachelor of Arts in Spanish from Bradley University.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of March 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Dan Novaes	525,121,542 shares of Class A Common Stock	52.17%

The following table describes our capital structure as of August 2023:

Class of Equity	Authorized Limit*	Issued and Outstanding[†]	Committed, Not-issued*	Available
Class A Common Stock	2,100,000,000	646,825,014	0	1,453,174,986
Class B Common Stock	243,000,000	6,071,274	219,168,402	17,760,324
Class C Common Stock	12,150,000	10,359,141	0	1,790,859
Class AAA Common Stock	600,000,000	14,673,205	0	585,326,795
Series Seed Preferred Stock	388,800,000	353,712,906	0	35,087,094

[†]As of the date of this Offering Circular, there have been 14,673,205 shares sold at a price of $0.80, which was the price per share in effect prior to this material change, representing $1,173,856.40.

*The company has allocated 243,000,000 shares of its Class B Common Stock pursuant to its 2021 Stock Incentive Plan. As of March 2023, the Company has granted 225,239,676 options, 6,072,274 of which have been exercised into Class B Common Stock and 219,168,402 which are issued and outstanding. The Plan currently has 17,760,324 shares which have not been granted and are available for issuance.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Raise	$ 10,000	$ 5,000,000
Less: Offering Expenses		
Commissions, Net of Investor Fees	$ 550	$ 68,678
Due Diligence	$ 15,000	$ 15,000
Financial Review	$ 75,000	$ 75,000
Net Proceeds	$ (80,550)	$ 4,841,322
Use of Net Proceeds		
Payroll	$ -	$ -
Product Development	$ -	$ 2,178,595
Marketing and Advertising	$ -	$ 2,420,661
General & Administrative	$ -	$ 242,066
Total Use of Net Proceeds	$ -	$ 4,841,322

The amounts above have been rounded to the nearest whole dollar in the case of the maximum amount sold. The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Memorandum.

Operating Results

Mode Mobile generated revenue of $24,947,043 in 2022 compared to $22,950,934 in 2021, representing an 9% year-over-year increase which was driven primarily by growth in the Mode Earn App. Over the same 2022/2021 periods, the Company had cost of revenue of $10,249,605 and a net loss of $2,374,2778 and cost of revenue of $7,849,687 and net income of $5,921,153, respectively. The vast majority of cost of revenue is user redemption rewards paid to Mode Earn App users.

Operating expenses for the Company primarily consist of customer acquisition costs and employee and contractor compensation related to software development and selling, general, and administrative. Operating expenses in 2022 amounted to $24,754,480, a 79% increase from $13,837,290 in 2021. The primary driver for the increase in operating expenses was related to a realized benefit of $10,080,104 in 2021 related to satisfying a SAFT performance obligation. Excluding this one-time benefit, the Company had operating expenses of $23,917,394 in 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash on hand of $2,788,853, compared to $1,816,189 as of December 31, 2021. This increase was primarily related to the Company's sale of some of its crypto holdings, which resulted in realized gains on crypto currency sales of $8,099,516 in 2022 and $4,269,858 in 2021.

To date, the Company has generated minimal net income, and over the past two years, the Company has operated under losses. As of December 31, 2022, the Company has an accumulated deficit of $959,947. However, the Company has generated substantial revenue and gross profit over the last three years and expects to continue to grow revenue with a goal of reaching positive net income next year. In addition to funding operations from revenue and the sale of its crypto assets, the Company has been capitalized by equity investments from its shareholders, primarily from its Series Seed financing round. This round closed in 2017 and was the result of the conversion of $2,590,819 in SAFE notes and $1,600,000 in Convertible Promissory notes, resulting in gross proceeds of $3,774,950 to the Company before expenses.

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $354,353 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The loan proceeds were used for payroll and other covered payments and in 2021 received notification of full forgiveness. As such, the Company recorded other income of $354,353 in the consolidated statements of operations.

The company has access to potential debt and lines of credit and it can also access additional equity capital through its existing shareholder base and network. The Company expects to continue needing the assistance of outside capital, whether via debt or equity, over the next 12-18 months as it grows its revenue, customer base and operating expenses.

As of July, 2023, the Company had $1,599,781.15 cash on hand and has narrowed monthly operating losses to approximately $250,000 in May 2023, with a goal to reach monthly profitability by the end of 2023 without additional capital raised after this fundraise.

In February 2023, the Company effected a 162-for-1 forward stock split of its Common Stock. As a result of this, the applicable conversion price for its Series Seed Preferred Stock was amended from $2.18 to $0.01345679.

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will continue to invest in our product roadmap, customer acquisition, and staffing required to operate the company.
- Assuming we raise up to $4,999,999.91 million in this offering, we anticipate hiring additional staff and increasing marketing and advertising expenses related to customer acquisition.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RECENT OFFERINGS OF SECURITIES

The Company has not conducted any offering of securities in the last three years.

INDEBTEDNESS

As part of the Company's corporate reorganization, the Company took steps to wind-down MOBILEX Labs, LLC ("MXL"), a predecessor entity, and make distributions as appropriate. As part of MXL's liquidation, its primary remaining asset was a loan with the Company where MXL loaned approximately $664,000 to the Company in order to support operations. On the effective date of the corporate reorganization in February 2021, the $664,000 loan was repaid by the Company.

PPP Loan

During the COVID-19 pandemic, the Company received a Paycheck Protection Program (PPP) loan of $354,353 on May 4, 2020. The Company later filed a loan forgiveness application with the U.S. Small Business Administration on May 17, 2021 and received notice that its Paycheck Protection Program loan had been forgiven in full on June 4, 2021. As such, $354,353 was recognized as other income in 2021.

Convertible Notes and Simple Agreements for Future Equity

As of December 31, 2020, the Company had outstanding convertible notes totaling $1,600,000 and Simple Agreements for Future Equity ("SAFEs") totaling $2,249,950. In 2021, the Company repaid $50,000 of SAFEs and the balance outstanding of $2,199,950 was converted into shares of preferred stock. The Company also repaid $100,000 of convertible notes in 2021. The convertible notes were issued by the same institution, which also invested in the Company through a SAFE. Between 2015 and 2017, the Company entered into 26 different SAFEs with both institutional and individual investors. Each SAFE included a valuation cap ranging from $6.5 million to $9 million, which represented the upper limit for which investors could convert their SAFEs into Company shares. In 2021, as part of the Company's corporate reorganization, $1,500,000 of the principal amount of the notes plus $75,000 in accrued interest and the remaining SAFEs (as noted above) were converted into an aggregate of 353,712,906 shares of Series Seed Preferred Stock.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Class of Security	Series Seed Preferred Stock
Securities Authorized	388,800,000
Securities Outstanding	353,712,906
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company shall not do any of the following without the consent of a majority of the outstanding shares (on an as-converted basis) of Preferred Stock and Class A Common Stock: ● Pay or declare any dividend, other than (i) dividends or distributions payable on the Common Stock solely in the form of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock, and (iii) stock repurchased from former employees, officers, directors, consultants, or other persons at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors ● Create or hold capital stock in any subsidiary that is not wholly-owned ● Permit any subsidiary to do any of the foregoing At any time when at least 70,596,360 shares of Preferred Stock are outstanding, the Company shall not without consent of a majority of the then outstanding shares of Preferred Stock, amend, alter, or repeal any provision of the Certificate of Incorporation in a manner that substantially and disproportionately

	adversely affects the powers, preferences, or special rights of the Preferred Stock.

Class of Security	Class A Common Stock
Securities Authorized	2,100,000,000
Securities Outstanding	646,825,014
Voting Rights	Holders of Class A Common Stock are entitled to one vote for each share of such stock held at all meetings of stockholders (and written actions in lieu of meetings). The Holders of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect all directors of the Company.
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company shall not do any of the following without the consent of a majority of the outstanding shares (on an as-converted basis) of Preferred Stock and Class A Common Stock: ● Pay or declare any dividend, other than (i) dividends or distributions payable on the Common Stock solely in the form of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock, and (iii) stock repurchased from former employees, officers, directors, consultants, or other persons at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors ● Create or hold capital stock in any subsidiary that is not wholly-owned ● Permit any subsidiary to do any of the foregoing

Class of Security	Class B Common Stock
Securities Authorized	243,000,000

Securities Outstanding	6,071,274
Voting Rights	Holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.

Class of Security	Class C Common Stock
Securities Authorized	12,150,000
Securities Outstanding	10,359,141
Voting Rights	Holders of Class C Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.

Class of Security	Class AAA Common Stock
Securities Authorized	600,000,000
Securities Outstanding	14,673,205
Voting Rights	Holders of Class AAA Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. In this offering to date, the Company has sold approximately $1,173,856.40 worth of shares of Class

	AAA Common Stock at $0.08/share with a 2.5% Investor Transaction Fee equal to a cost of $0.82. The Company is further issuing Class AAA Common Stock at $0.16 per share, plus a 2.5% Investor Transaction Fee equal to a total cost per share of $0.164. The Company is offering up to 37,635,296 shares of Class AAA Common Stock, plus "Bonus Shares" available to early investors for no additional consideration. Investors who are eligible for Bonus Shares, may receive up to 59,414,634 additional shares, making the effective price paid per share equal to approximately $0.05.

What it Means to be a Minority Holder

As an investor in Class AAA Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Transfer Online, Inc., an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the company's website: www.modemobile.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering
Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, invest.modemobile.com.